UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

TMT ACQUISITION CORP

(Name of Issuer)

Ordinary Share, par value $0.0001 per share

(Title of Class of Securities)

G89229101

(CUSIP Number)

Dajiang Guo

2TM Holding LP

420 Lexington Ave Suite 2446

New York, NY 10170

Telephone: (347) 627-0058

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 23, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 3d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. G89229101

1	Name of reporting person 2TM Holding LP
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of Shares beneficially owned by each reporting person with	7	Sole voting power 1,735,500 (1)
	8	Shared voting power 0
	9	Sole dispositive voting power 1,735,500 (1)
	10	Shared dispositive power 0

11	Aggregate amount beneficially owned by each reporting person 1,735,500 (1)
12	Check box if the aggregate amount in row (11) excludes certain shares ☐
13	Percent of class represented by amount in row (11) 21.27%
14	Type of reporting person PN

1)	Includes (i) 1,347,000 ordinary shares of the Issuer, $0.0001 par value (“Ordinary Shares”); (ii) 370,000 ordinary shares of the Issuer included in the units (each unit consisting of one ordinary share and one right to receive two-tenths (2/10) of one ordinary share) and (iii) 18,500 ordinary shares of the Issuer that may be acquired pursuant to the right to receive 2/10 of the one ordinary share included in the units) pursuant to a Private Placement Unit Subscription Agreement by and between 2TM Holding LP (the “Reporting Person”) and the Issuer dated March 27, 2023.

2)	Percentage is based on 8,140,000 Ordinary Shares issued and outstanding as of November 13, 2023, as reported by the Issuer on its quarterly report on Form 10-Q dated November 13, 2023.

Explanatory Note

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D relates to ordinary shares, $0.0001 par value (the “Ordinary Shares”) of TMT Acquisition Corp., a corporation organized under the laws of the Cayman Islands (the “Issuer”) and amends the initial statement on Schedule 13D filed by the Reporting Person on April 10, 2023 (“Schedule 13D”). Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in Schedule 13D. Capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings herein as are ascribed to such terms in Schedule 13D.

Item 2(a) Identity and Background is hereby amended as follows:

This statement is filed by the Reporting Person. The Reporting Person is the holder of record of approximately 21.27% of the Issuer’s outstanding Ordinary Shares based on the number of Ordinary Shares outstanding as of November 13, 2023.

Item 4. Purpose of Transaction

The first paragraph of Item 4 is amended and restated as follows:

In connection with the organization of the Issuer, in August 2021, the Issuer issued an aggregate of 1,437,500 Ordinary Shares, as founder shares, to the Sponsor for an aggregate purchase price of $25,000, or approximately $0.017 per share. In January 2022, the Sponsor acquired an additional 287,500 founder shares for no additional consideration, resulting in the beneficial ownership of the Reporting Person of 1,725,000 Ordinary Shares. Pursuant to the terms of the issuer’s registration statement on Form S-1 (File No. 333-259879), as amended, on March 30, 2023, 225,000 Ordinary Shares were forfeited because underwriters did not exercise an over-allotment option in the Issuer’s initial public offering. On October 23, 2023, the Reporting Person transferred an aggregate of 153,000 Ordinary Shares to Intelligent Investments I LLC (“3I”) in consideration of consulting services rendered to the Reporting Person by 3I.

Item 5. Interest in Securities of the Issuer.

Item 5(a) and (b) of the Schedule 13D are hereby amended and restated as follows:

(a) The responses to Items 7 - 13 of the cover pages of this Schedule 13D/A are incorporated herein by reference. The aggregate number and percentage of Ordinary Shares beneficially or directly owned by the Reporting Person is based upon a total of 8,140,000 Ordinary Shares outstanding as of November 13, 2023, as reported by the Issuer on the quarterly report on Form 10-Q dated November 13, 2023. The Reporting Person beneficially owns 1,735,500 Ordinary Shares, representing approximately 21.27% of issued and outstanding Ordinary Shares.

(b) The responses to Items 7- 13 of the cover pages of this Schedule 13D are incorporated herein by reference. The aggregate number and percentage of Ordinary Shares beneficially owned by the Reporting Person is based upon a total of 8,140,000 Ordinary Shares outstanding as of November 13, 2023, as reported by the Issuer on the quarterly report on Form 10-Q dated November 13, 2023. The Reporting Person beneficially owns 1,735,500 Ordinary Shares, representing approximately 21.27% of issued and outstanding Ordinary Shares.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: November 30, 2023

2TM Holding LP

By:	/s/ Dahe Zhang
Name:	Dahe Zhang
Title:	Managing Member of 2TM Management LLC, General Partner of 2TM Holding LP